

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2026

Gadi Graus
Chief Executive Officer
A2Z Cust2Mate Solutions Corp.
1600-609 Granville Street
Vancouver, British Columbia
V7Y 1C3 Canada

> **Re: A2Z Cust2Mate Solutions Corp.**
> **Registration Statement on From F-3**
> **Filed April 17, 2026**
> **File No. 333-295138**

Dear Gadi Graus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Avital Perlman, Esq.